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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                     THE GREAT AMERICAN BACKRUB STORE, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    38982E101
                                 (CUSIP Number)

                                Mr. Glenn Krevlin
                              Cumberland Associates
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                  March 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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                                  SCHEDULE 13D

CUSIP No. 38982E101

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[ ]
                                                                        b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                   7.  SOLE VOTING POWER

                       0

 NUMBER OF         8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY           0
 OWNED BY
   EACH            9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON               0
   WITH
                  10.  SHARED DISPOSITIVE POWER

                       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

14.  TYPE OF REPORTING PERSON*
                  PN, IA


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Item 1.  Security and Issuer.

                  This Amendment No. 1, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, filed March 8, 1995 (the "Schedule 13D"), of Cumberland Associates, a New York limited partnership, and relates to the Common Stock, par value $.001 per share (the "Common Stock" or the "Shares"), of The Great American Backrub Store, Inc. (the "Company"), which has its principal executive offices at 958 Third Avenue, New York, New York 10022. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

 Item 2. Identity and Background.

                   Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                   This statement is being filed by Cumberland Associates. Cumberland Associates is a limited partnership organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, eleven securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland

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Associates is 1114 Avenue of the Americas, New York, New York 10036.

                   K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the general partners (the "General Partners") of Cumberland Associates. The business address of each of the General Partners is the same as that of Cumberland Associates. Each of the General Partners is a citizen of the United States.

                   Neither Cumberland Associates nor any of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                   Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                   As of the date hereof, Cumberland Associates does not hold any shares of Common Stock.


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Item 5.  Interest in Securities of the Issuer.

                   Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                   As of the date hereof, Cumberland Associates does not hold any shares of Common Stock.

                   Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the period beginning 60 days prior to March 10, 1997 and ending on the date of this filing.

                  As of March 10, 1997, Cumberland Associates is no longer the beneficial owner of more than 5 percent of the Common Stock outstanding. Accordingly, until such time as Cumberland Associates acquires, directly or indirectly, beneficial ownership of additional Common Stock in excess of the 5 percent threshold, Cumberland Associates is no longer required to report pursuant to Rule 13d-1 with respect to the Common Stock.


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                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    March 24, 1997

                              CUMBERLAND ASSOCIATES


                          By: /s/ Glenn Krevlin
                                  Glenn Krevlin
                                  General Partner


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                                   APPENDIX A*


1.       TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES

     DATE OF           NO. OF UNITS        NO. OF UNITS          PRICE PER
   TRANSACTION           PURCHASED            SOLD                 UNIT
   -----------         ------------        ------------          ---------
    3/10/97                                   5,000               $4 1/8
    3/14/97                                  28,500                $3.20
    3/17/97                                  44,000               $2.7926
    3/18/97                                  60,000               $2.8333

---------------
* Each of the transactions set forth in this Appendix was a regular way transaction.